

Mail Stop 3561

August 19, 2016

Mr. Luca D'Agnese
Chief Executive Officer
Enersis Américas S.A.
Santa Rosa 76
Santiago, Chile

> **Re:** **Enersis Américas S.A.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed August 10, 2016**
> **File No. 333-211405**
>
> **Amendments to the Schedule 13E-3 filed by Enersis Américas S.A., Enel**
> **S.p.A., Enel Iberoamérica, S.R.L., and Enel Latinoamérica, S.A.**
> **Filed August 10, 2016**
> **File No. 005-89569**

Dear Mr. D'Agnese:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2016 letter.

Schedule 13E-3

1. As presented in your Rule 14e-5 exemptive request letter, the merger and tender offer constitute parts of a single reorganization transaction structured in several parts to address concerns regarding the rights of minority shareholders. In making a decision whether to vote for the merger, shareholders will consider the tender offer (or dissenters' withdrawal rights) as alternatives. Given this fact, the filing persons must discuss the fairness of the transaction as a whole pursuant to Item 1014 of Regulation M-A. Please tell us how you intend to provide the disclosure required by Schedule 13E-3 as to the tender offer. If you plan to incorporate that disclosure by reference into the Form F-4, we note that it does not

appear that the tender offer and its fairness are currently separately addressed as required by Schedule 13E-3. Please revise or advise.

2. Please revise the Schedule 13E-3 to include Endesa Américas as a filing person and have Endesa Américas sign the Schedule 13E-3. Please refer to Question 101.01 of our Compliance and Disclosure Interpretations for Going Private Transactions. Please also revise the Schedule 13E-3 to include the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to Endesa Américas' directors and officers. See General Instruction C to Schedule 13E-3.

Registration Statements on Form F-4

Letter to Shareholders

3. We note your disclosure that unless 85% of Enersis Américas shares not beneficially owned by Enel Iberoamérica are voted against the merger-related proposals, the merger-related proposals will be approved by Enersis Américas shareholders. However, we note your disclosure on page 4 that abstentions and non-votes will have the same effect as a vote against the merger-related proposals. Please revise your disclosure for consistency.

Important Note Regarding the Tender Offers, page v

4. Refer to the language in the second sentence of the second paragraph in this section. We understand you have committed to and will launch a tender offer while shareholders are able to vote on the merger. Please revise the language to clarify if the tender offers are conditional or advise.

Questions and Answers about the Merger, page 1

5. Please add a question and answer segment discussing the contemplated tender offers, including a brief summary of the timing and material terms of the offers and noting that the consummation of the tender offers will be conditioned on achieving the requisite shareholder approvals for or consummation of the merger. Your revised disclosure should compare the tender offer price to the dissenters' withdrawal rights price as of a recent date. Consider revising the title of this section once these changes are made.

6. Please revise the existing disclosure in this section to reference the tender offers, as relevant to the discussion. For example, where you discuss the statutory dissenters' withdrawal rights provided with respect to the merger, note the existence of the tender offer as another means of receiving cash in lieu of shares pursuant to the merger.

Incorporation of Certain Information by Reference, page 9

7. Please include the original filing date of the Registration Statement on Form 20-F that you have incorporated by reference.

Prospectus Summary

Alternatives for Holders of Endesa Américas Shares and ADSs, page 13

8. Please also disclose the U.S. Dollar value as well as the Observed Exchange Rate and date on which the Observed Exchange Rate is to be calculated for the consideration to be received by shareholders that exercise statutory merger dissenters' rights and shareholders and ADS holders that tender in the tender offers.

Special Factors, page 27

9. Please disclose the reasons for undertaking the Reorganization at this time. See Item 1013(c) of Regulation M-A.

10. We note your disclosure on page 32 identifying members of the Directors' Committees of Enersis Américas and Endesa Chile. However, this disclosure is not consistent with the disclosure on pages 20-21 regarding certain members of the Directors' Committees. Please revise this section to disclose when the composition of the Directors' Committees changed, or advise.

11. We note your disclosure on page 29 that the proposed Reorganization must be carried out on arm's length terms. Please explain how the manner in which the Reorganization was effected complied with the requirement that it be carried out on arm's length terms.

12. We note your response to comment 10. We are unable to agree with your conclusion that the reports issued by the financial advisors of the Directors' Committees of Enersis Américas and Endesa Chile and the reports issued by the independent appraisers of Enersis Américas and Endesa Chile referenced on page 34 are not materially related to this Rule 13e-3 transaction. In this regard, we note that these materials were considered by the Boards of Directors in determining the preliminary exchange ratios which were announced publicly, and that the exchange ratio applicable to Endesa Américas' common stock is unchanged from the preliminary ratio proposed. Please provide the information required by Item 1015(b) of Regulation M-A for these materials.

13. We note your response to comment 14. Considering that the Boards of Directors and independent advisors considered conflicts of interest with Enel Green Power to be a potential risk of this transaction, and the apparent purpose of the November 2015 Enel Letter was to provide commitments from Enel to mitigate the risk of these conflicts of interest, please provide greater analysis as to why the Italian legal opinions are not materially related to this transaction.

14. We note your response to comment 11 and your revised disclosure. Please revise to summarize preliminary and final projections.

15. Please summarize the "numerous variables and assumptions" on which the projections on page 32 are based. In addition, briefly note the underlying limitations (primary factors that could cause the projections to change) on the projections disclosed.

16. We note your response to comment 15 and your revised disclosure regarding the December 16, 2015 and December 17, 2015 letters from AFP Provida, AFP Cuprum, and AFP Capital. Please disclose the conditions requested by such minority shareholders aside from their requests to increase the tender offer consideration and raise the withdrawal rights limit, and discuss any action(s) taken by the Boards in response to such requests.

17. We note your disclosure on page 43 that on June 29, 2016, the Board received presentations by Credicorp Capital and Pablo D'Agliano. Please clarify if these are the presentations dated and identified as "delivered" on June 28, 2016 in the Exhibit Index of the Schedule 13E-3.

Endesa Américas

Position of Endesa Américas as to the Fairness of the Merger, page 48

18. We note that the Board of Directors unanimously determined that the merger is fair to and in the best interests of Endesa Américas and the unaffiliated shareholders. Please revise to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

19. We note that the Board of Directors of Endesa Américas considered Deutsche Bank's opinion, as well as the reports of the independent appraiser, Mr. Becker, and independent valuators, Santander Chile and Tyndall, regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether the Board of Directors of Endesa Américas adopted the analyses and opinions of Deutsche Bank, Mr. Becker, Santander Chile, and Tyndall. Note, however, that to the extent such persons did not adopt another party's discussion and analysis or such discussion and analyses do not address each of the factors listed in Item 1014, such filing person must discuss, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction (and why).

20. Please clarify how the Board of Directors determined that the transaction was fair to all unaffiliated shareholders when it does not appear that the fairness opinion or any of the

reports from the independent appraiser and valuators considered the ADS exchange ratio in their analysis.

Independence of the Directors' Committee and the Boards of Directors, page 51

21. Please revise this section to disclose the number of members of the Board of Directors that were deemed to have an interest in the merger for purposes of Article 147 of the Chilean Companies Act.

Summary of Deutsche Bank Securities Inc.'s Fairness Opinion, page 55

22. If any filing person is relying on Deutsche Bank's opinion, please tell us how such person was able to reach the fairness determination as to unaffiliated security holders given that the Deutsche Bank's fairness opinion addresses fairness with respect to holders of your shares other than Enersis Américas and their affiliates, rather than all unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

23. We note that the description of the material relationships between DB Group and Enersis Américas and its affiliates does not include a quantitative description of the fees paid or to be paid to DB Group and its affiliates by Enersis Américas and its affiliates. Please revise to provide such disclosures. Refer to Item 1015(b)(4) of Regulation M-A. This comment also applies to the relationship between Enersis Américas and its affiliates and PwC Chile.

Summary of Endesa Américas Directors' Statements

Market Conditions, page 55

24. Please clarify the meaning of the statement in the last bullet point of this section that the proposed merger exchange ratio "is rational, just and sensible."

Preliminary Reports by Tyndall, page 85

25. Please elaborate upon the "certain risks" to which Endesa Chile shareholders are subject in connection with the merger that were considered by Tyndall.

Preliminary Presentations by Santander Chile, page 80

26. Please file all relevant written materials as exhibits to the Schedule 13E-3. In this regard, we note your reference to the July 26, 2016 written presentation in the second paragraph of this section.

Summary of Report of Additional Independent Valuator of Endesa Américas (Tyndall), page 81

27. Please address how each filing person relying on the Tyndall Report was able to reach the fairness determination as to unaffiliated security holders given that Tyndall's scope of engagement was to provide an analysis of whether the merger is in the best interest of Endesa Américas shareholders, including unaffiliated shareholders, but its stated conclusions in this summary and the full final report do no separately address the impact of the merger on unaffiliated security holders.

Summary of BofA Merrill Lynch's Fairness Opinion

Miscellaneous, page 98

28. Please quantify the amount of the discretionary fee payable by Enersis Américas to BofA Merrill Lynch.

Projections Summary, page 114

29. We note the statement that the financial projections are summarized. Please confirm this summary includes all material information in the projections, including all preliminary and final projections.

30. Please identify the "numerous variables and assumptions" on which these projections are based. Refer to Item 10(b) of Regulation S-K.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lisa Kohl, Legal Branch Chief, at 202-551-3252, Jennifer López-Molina, Staff Attorney in the Office of Mergers & Acquisitions, at 202-551-3792, Tina Chalk, Senior Special Counsel in the Office of Mergers & Acquisitions, at 202-551-3263, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products